Results Driven. Manufacturing Focused.





SN Analyst & Investor Day

January 23, 2017

www.sanchezenergycorp.com



Legal Disclaimers

Comanche Asset Acquisition The "Comanche asset acquisition" refers to the transaction contemplated by the purchase and sale agreement Sanchez Energy Corporation ("Sanchez Energy", "SN" or the "Company") entered into with an entity controlled by The Blackstone Group L.P. ("Blackstone") and Anadarko E&P Onshore LLC and Kerr-McGee Oil & Gas Onshore LP ("Anadarko"), on January 12, 2017 (the "Purchase Agreement"), which is expected to close in the first quarter of 2017. The consummation of the Comanche asset acquisition is subject to certain closing conditions, including conditions that must be met by Anadarko and which are beyond Sanchez Energy's control. In addition, under certain circumstances, Sanchez Energy, Blackstone or Anadarko is able to terminate the Purchase Agreement. There can be no assurances that the Comanche asset acquisition will be consummated in the anticipated timeframe, on the terms described herein, or at all.

Our estimated reserve information includes that of Sanchez Energy and, unless otherwise stated, the reserves to be acquired in the Comanche asset acquisition. Unless otherwise stated, this presentation gives pro forma effect to the completion of the Comanche asset acquisition and all references in this presentation to (i) reserves as of year-end 2016 or 2016 and (ii) acreage, drilling locations, operational and production information as of year-end 2016, 2016 or later are pro forma for the Comanche asset acquisition, except for where context indicates otherwise, which do not give pro forma effect to the Comanche asset acquisition.

Forward Looking Statements This presentation contains, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this presentation that address activities, events, conditions or developments that Sanchez Energy expects, estimates, believes or anticipates will or may occur or exist in the future are forward-looking statements. These statements are based on certain assumptions made by the Company based on management's experience, perception of historical trends and technical analyses, current conditions, anticipated future developments and other factors believed to be appropriate and reasonable by management. When used in this presentation, words such as "will", "potential," "believe," "estimate," "intend," "expect," "may," "should," "anticipate," "could," "plan," "predict," "project," "profile," "model," "strategy," "future" or their negatives or the statements that include these words or other words that convey the uncertainty of future events or outcomes, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. In particular, statements, express or implied, concerning Sanchez Energy's future operating results and returns, Sanchez Energy's strategy and plans or view of the market, or Sanchez Energy's ability to replace or increase reserves, increase production, generate income or cash flows, and reduce leverage ratios are forward-looking statements. Forward-looking statements are not guarantees of performance. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. Although Sanchez Energy believes that the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Important factors that could cause Sanchez Energy's actual results to differ materially from the expectations reflected in its forward-looking statements include, among others: Sanchez Energy's ability to successfully execute its business and financial strategies; the timing and extent of changes in prices for, and demand for, crude oil and condensate, natural gas liquids, natural gas and related commodities; Sanchez Energy's ability to utilize the services personnel and other assets of Sanchez Oil and Gas pursuant to existing services agreements; Sanchez Energy's ability to replace the reserves it produces through drilling and property acquisitions; Sanchez Energy's ability to successfully close the Comanche asset acquisition; the realized benefits of Sanchez Energy's various acquisitions and the liabilities assumed in connection with these acquisitions, including the Comanche asset acquisition; the realized benefits of Sanchez Energy's ventures; the realized benefits of Sanchez Energy's transactions with Sanchez Production Partners LP; the realized benefits of Sanchez Energy's partnership with Blackstone; the extent to which Sanchez Energy's drilling plans are successful in economically developing its acreage in, and to produce reserves and achieve anticipated production levels from, its existing and future projects; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the extent to which Sanchez Energy can optimize reserve recovery and economically develop its plays utilizing horizontal and vertical drilling, advanced completion technologies and hydraulic fracturing; Sanchez Energy's ability to successfully execute its hedging strategy and the resulting realized prices therefrom; The credit worthiness and performance of our counterparts including financial institutions, operating partners and other parties; competition in the oil and gas exploration and production industry for employees and other personnel, equipment, materials and services and, related thereto, the availability and cost of employees and other personnel, equipment, materials and services; Sanchez Energy's ability to access the credit and capital markets to obtain financing on terms it deems acceptable, if at all, and to otherwise satisfy its capital expenditure requirements; the availability, proximity and capacity of, and costs associated with, gathering, processing, compression and transportation facilities; Sanchez Energy's ability to compete with other companies in the oil and natural gas industry; the impact of, and changes in, government policies, laws and regulations, including tax laws and regulations, environmental laws and regulations relating to air emissions, waste disposal, hydraulic fracturing and access to and use of water, laws and regulations imposing conditions and restrictions on drilling and completion operations and laws and regulations with respect to derivatives and hedging activities; developments in oil-producing and natural-gas producing countries, the actions of the Organization of Petroleum Exporting Countries and other factors affecting the supply of oil and natural gas; Sanchez Energy's ability to effectively integrate acquired crude oil and natural gas properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties; unexpected results of litigation filed against Sanchez Energy; the extent to which Sanchez Energy's crude oil and natural gas properties operated by others are operated successfully and economically; the use of competing energy sources and the development of alternative energy sources; the extent to which Sanchez Energy incurs uninsured losses and liabilities or losses and liabilities in excess of its insurance coverage; and the other factors described under ITEM 1A, "Risk Factors," in Sanchez Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and any updates to those factors set forth in its subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by Sanchez Energy's forward-looking statements may not occur, and, if any of such events do, Sanchez Energy may not have correctly anticipated the timing of their occurrence or the extent of their impact on its actual results. Accordingly, you should not place any undue reliance on any of Sanchez Energy's forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made and Sanchez Energy undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Oil and Gas Reserves The Securities and Exchange Commission ("SEC") requires oil and gas companies, in their filings with the SEC, to disclose "proved oil and gas reserves" (i.e., quantities of oil and gas that are estimated with reasonable certainty to be economically producible) and permits oil and gas companies to disclose "probable reserves" (i.e., quantities of oil and gas that are as likely as not to be recovered) and "possible reserves" (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). We may use certain terms in this presentation, such as "resource potential" or "EURs" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. The calculation of resource potential, EURs and any other estimates of reserves and resources that are not proved, probable or possible reserves are not necessarily calculated in accordance with SEC guidelines. Investors are urged to consider closely the disclosure in Sanchez Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2015.

Non-GAAP Measures Included in this presentation are certain non-GAAP financial measures as defined under Securities and Exchange Commission Regulation G. Investors are urged to consider closely the disclosure in Sanchez Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and the reconciliation to GAAP measures provided in this presentation.

2017 Analyst Day Agenda

Time	Topic	Presenter
9:00 a.m. – 9:25 a.m.	**Executive Summary**	Tony Sanchez, III, CEO Eduardo Sanchez, President
9:25 a.m. – 9:45 a.m.	**Competitive Advantages** Sections 1-2	Eduardo Sanchez, President Chris Heinson, SVP, COO
9:45 a.m. – 9:50 a.m.	Q&A	
9:50 a.m. – 10:00 a.m.	Break	
10:00 a.m. – 11:10 a.m.	**Asset Detail** Section 4	Chris Heinson, SVP, COO Steve Adam, SVP, Operations Will Satterfield, SVP, Asset Development
11:10 a.m. – 11:20 a.m.	Q&A	
11:20 a.m. – 11:30 a.m.	**Financial Projections** Section 5	Howard Thill, EVP, CFO
11:30 a.m. – 11:45 a.m.	Q&A	
12:00 p.m.	Lunch	

Sanchez Energy: Transformation in 2016…

SN LISTED NYSE

2016

$2.3 Billion Comanche Acquisition
Will acquire 300 MMBoe of proved reserves and ~67,000 Boe/d in the Eagle Ford

Factory Model Based on Robust Manufacturing Processes
Well cost reduction of over 60% and increased EURs

Organically Leased Additional 110,000 Net Eagle Ford Acres
Complementary to existing acreage position

Announced ~$300 MM of Divestitures
Divested midstream assets and non-core Eagle Ford acreage

Note: Comanche acquisition was signed and announced on 1/12/2017

…Leads to Creation of Shareholder Value



SN LISTED NYSE

3 yr. Projected Production CAGR Over 30%

EBITDA Projected to More Than Double by 2018

Leverage Ratio Reduced to Less Than 3.0x in 2018

On the Path To Generate Significant Free Cash Flow in 2018 and Beyond

- Results in the ability to deliver both free cash flow and production growth
- Improves the balance sheet at a quick pace
- Provides flexibility to pursue additional opportunities for growth

Eagle Ford Shale – Focusing on Western Part of the Play

Large Play with Multiple Benches	◆ Western Eagle Ford is roughly 7,000 square miles within the oil to dry gas window ◆ At least 4 distinct benches with significant development potential in the Lower, Middle, Upper Eagle Ford and Lower Austin Chalk
Strategic Location	◆ Direct access to Gulf Coast markets and potential export to Mexico ◆ No midstream bottlenecks or takeaway issues
Impressive Drilling Rate of Returns	◆ Flow rates significantly increasing with improved completion techniques that continue to evolve ◆ Drilling rate of returns that have been in excess of 50%

Western Eagle Ford Multi-Bench Formation



EagleFord
- SN Leases
- Oil
- Condensate
- Dry Gas

ZAVALA · FRIO · MAVERICK · Maverick · DIMMIT · Comanche · LA SALLE · Catarina · Javelina · WEBB

Sanchez Energy – Building Asset Base in 2016

SN LISTED NYSE

YE 2015: ~200,000 Net Eagle Ford Acres



EagleFord
SN Leases
Oil
Condensate
Dry Gas
20 Miles

Through a series of strategic initiatives, Sanchez Energy is now one of the largest operators in the basin, focused on multiple-bench development in the Western Eagle Ford

Top 15 Eagle Ford Acreage Positions[1]



SN Added ~170,000 Net Acres
Net Eagle Ford Acres
600,000
500,000
400,000
300,000
200,000
100,000
0
EP Energy
Carrizo
Pioneer
Reliance
Murphy
Marathon
SM Energy
Anadarko
SN 2015
ConocoPhillips
BHP
WildHorse
Chesapeake
Apache
SN 2016PF
Lewis
EOG

Current Position
~585,000 Gross (~335,000 Net) Operated EF Acres



EagleFord
SN Leases
Leased
Acquired
Oil
Condensate
Dry Gas
20 Miles

(1) RBC Capital Markets Research Report 1/3/17

Comanche Acquisition Compliments Strength of Asset Base…

SN LISTED NYSE

Inventory of over 4,000 High Rate of Return Net Drilling Locations

Maverick	
Net Drilling Locations	~1,000
3-Stream EUR (MBoe)	350
Est. Capital Cost ($MM)	**$3.0**
IRR (%)*	60-80%
NPV10 / Well($M)*	$3,371

Comanche	
Net Drilling Locations	~1,000
3-Stream EUR (MBoe)	~625
Est. Capital Cost ($MM)	**$3.2**
IRR (%)*	70-100%+
NPV10 / Well($M)*	$3,079 - $5,247

Catarina	
Net Drilling Locations	1,400+
3-Stream EUR (MBoe)	600 – 1,150
Est. Capital Cost ($MM)	**$3.2**
IRR (%)*	45-100%+
NPV10 / Well($M)*	$2,247 - $4,546

Javelina	
Net Drilling Locations	300+
3-Stream EUR (MMcfe)	12,000
Est. Capital Cost ($MM)	**$6.0 - $7.5**


EagleFord
SN Leases
Oil
Condensate
Dry Gas
ZAVALA
FRIO
MAVERICK
DIMMIT
LA SALLE
WEBB
Maverick
Comanche
Catarina
Javelina
10
Miles

**Price Deck: 12/30/2016 Strip; NGLs 30% WTI; Prices held flat subsequent to 2021*
NPV10= Future Projected Cash Flows discounted at 10%; See "Legal Disclaimers – Non-GAAP Measures" and "Non-GAAP Reconciliation and Measures".

8

© 2017 Sanchez Energy Corporation

...And Drives Strong Net Asset Value

Location Summary

Area	Net Producing + DUC Wells	Net Engineered Locations[1]	Net Contingent Locations[2]	Total Net Undrilled Wells	Total Net Locations
Comanche	392	832	162	994	1,386
Catarina	333	846	626	1,472	1,805
Maverick	47	522	480	1,002	1,049
Javelina	0	170	170	340	340
Palmetto	18	153	77	230	248
Other	75	134	9	143	218
Total	**865**	**2,657**	**1,524**	**4,181**	**5,046**

Net Present Value at 12/30/16 Strip ($MM)[3]

Area	Net Producing Well & DUC Value	Net Engineered Locations[1]	Net Contingent Locations[2]	Total Net Undrilled Locations	Total Value
Comanche	$922	$1,448	$222	$1,670	$2,592
Catarina	$482	$1,205	$139	$1,344	$1,826
Maverick	$89	$765	$189	$954	$1,043
Javelina	-	$384	$217	$601	$601
Palmetto	$8	$410	$121	$531	$539
Other	$44	$117	$7	$124	$168
PDP + Development Value	**$1,545**	**$4,329**	**$895**	**$5,224**	**$6,769**
Grand Total					**$6,769**

Location Counts and Values as of 12/31/2016 for Legacy Assets and 3/1/2017 for the Comanche Asset
Price Deck: 12/30/16 Strip; Assumes NGL Pricing @ 30% of WTI
Does not include Prospective Locations
(1) Engineered Locations – SEC Proved locations + locations that are geologically un-risked but do not qualify as SEC PUDs due to factors such as assumed drill timing
(2) Contingent Locations – Drilling Locations have between a 75% and 90% chance of being commercially economic at the assumed price deck
(3) Net Present Value = Future Projected Cash Flows discounted at 10%; See "Legal Disclaimers – Non-GAAP Measures" and "Non-GAAP Reconciliation and Measures".

Sanchez Energy Transformation Snapshot

Proved Reserves



SN Production



Net Acreage Position



Net Drilling Locations*



Location counts do not include prospective locations
All pro forma 2016 and 2017E information assumes closing of the Comanche acquisition

Comanche Acquisition Adjacent to SN's Core Acreage

- ◆ **33.5 MBoe/d Net to SN**
  - • 36% oil / 34% NGLs

- ◆ **Over $900 MM in NPV-10 Value** from PDP and PDNP (DUCs), net to SN

- ◆ **132 Drilled Uncompleted Wells** ("DUCs") de-risk near-term development and cash flow

- ◆ **Over 4,000 Identified Undeveloped Eagle Ford Shale Locations**



EagleFord
- Comanche Acreage
- SN Leases
- Oil
- Condensate
- Dry Gas

2017 capital activity focused on DUC completion and drilling acreage near Catarina

PDP + DUCs Account for ~80% of ~$1.15B Purchase Price

Asset Summary	PDP	PDNP (DUCs)	Development	Total
Eagle Ford Locations (Gross)	1,435	132	4,240	5,807
Resource (Net to SN) (MMBoe)	100	16	482	598
NPV-10 (Net to SN) at Strip* ($MM)	$767	$155	$1,670	$2,592

NYMEX strip pricing as of 12/30/2016 (annual averages, held flat after 2021).

11

Strategic Joint Venture Facilitates Comanche Acquisition



Repeatable Structure – Matches Cash Flow with Appropriate Financing

Sanchez Energy

Blackstone Energy Partners

Restricted Subsidiary
$400 million
60% DUCs & PUD+

Non-Recourse Unrestricted Subsidiary
$750 million
100% PDP
40% DUCs & PUD+

Non-Recourse RBL

Preferred Equity

50% of Assets
$1.15 billion

50% of Assets
$1.15 billion

Comanche Eagle Ford Assets

See press release issued on 1/12/2017 for additional information

Focus on Integration and Scalability

Many Aspects Of The Comanche Acquisition Are Strategically Similar To The Acquisition Of Catarina

Acquisition Comparison	Catarina Acquisition	Comanche Acquisition
Acquisition Value Buildup	PDP + DUCs = ~75% Value	PDP + DUCs = ~80% Value
Extensive DUC Inventory	22 DUCs	132 DUCs
Area of Interest	Western Eagle Ford	Western Eagle Ford
Gross Eagle Ford Development Locations	1,500 Future Development Locations	4,000 Future Development Locations
Developed Water Infrastructure System	✓	✓
Developed Third Party Gathering	✓	✓
Developed Road & Facilities Infrastructure	✓	✓

Catarina Case Study – Proven Scalability

Quick Production Ramp At Catarina - Expect The Same Level of Success at Comanche



EagleFord
SN Leases
Oil
Condensate
Dry Gas
ZAVALA
FRIO
MAVERICK
DIMMIT
LA SALLE
WEBB
10
Miles



Shell
SN2014
SN2015
SN2016
22 DUCs contribute to rapid execution
Net Production (Boe)
70,000
65,000
60,000
55,000
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16

SN Acquisition Close Date	Rigs Operating	Completion Spreads Operating	>100 Artificial Lift Installations Complete	Production Doubled
6/30/2014	2 Weeks	3 Weeks	6 Months	9 Months

2016 Western Eagle Ford Lease Program Adds 110,000 Net Acres



EagleFord
- SN Leases
- Leased
- Oil
- Condensate
- Dry Gas

MAVERICK

Maverick Leasing Program:

Leased an additional 65,000 net acres of high quality drilling inventory in Western Eagle Ford oil play.

Javelina Leasing Program :

Leased 45,000 net acres in Javelina down-dip Eagle Ford gas play.

- ◆ Synergies with midstream and Sanchez Production Partners, LP ("SPP") growth
- ◆ Multiple takeaway options

JAVELINA

9.5 ⊢──────┤ Miles

Price Deck:12/30/2016 Strip; NGLs 30% WTI; Prices held flat subsequent to 2021

SPP Relationship Provides Optionality and Liquidity

SN Margin Increases as Additional Midstream Infrastructure Comes On-Line	
Carnero Gathering Line	◆ Carnero Gathering Line reduced SN's transportation fees
Raptor Gas Processing Facility	◆ Raptor Gas Processing Facility reduced the processing fees associated with the majority of Catarina gas
Raptor SECO Pipeline	◆ Improved end markets expected to allow for increased realizations ◆ Estimated in service date April 2017
VelociFrac Fractionator	◆ Improved end markets expected to allow for increased NGL price realizations ◆ Estimated in service date post 2017

Improved Financial Flexibility	
Increased Cash	◆ 2015 asset sales to SPP provided ~$430 million in cash ◆ Carnero Gathering JV interest sold to SPP in 2016 for $44.4 million in total consideration* ◆ Producing assets and Raptor Gas Processing Facility sold to SPP in 2016 for $107 million in total consideration*
Reduced Future Funding Liabilities	◆ Carnero divestiture removed $7.4 million in future capital commitments ◆ Raptor divestiture removed $24.5 million in future capital commitments

* Before normal and customary closing adjustments

16

SPP Midstream Relationship

Western Eagle Ford Focus Results in Synergies Through SPP's Midstream Asset Base


EagleFord
SN Leases
Oil
Condensate
Dry Gas
ZAVALA
FRIO
ATASCOSA
MAVERICK
DIMMIT
MCMULLEN
LA SALLE
WEBB
DUVAL
Raptor Gas Processing Facility
Carnero Gathering Line
VelociFrac Fractionator
Catarina
VelociFrac Ethane Line
Raptor Seco Pipeline
10
Miles

Sanchez Energy: Summary Highlights

Manufacturing Approach to Asset Development	◆ Well costs have decreased greater than 60% since the end of 2014 ◆ Over 4,000 net drilling locations with wellhead rate of returns in excess of 50%
Transformative Acquisition	◆ Announced $2.3 billion acquisition in the Western Eagle Ford ◆ Provides scale and cost structure benefits
Increased Drilling Locations	◆ Leased 110,000 net acres in Maverick and Javelina areas ◆ Added nearly 2,000 net Eagle Ford Shale drilling locations
Roadmap to Strengthen Balance Sheet	◆ On pace to generate free cash flow in 2018 ◆ Estimated leverage ratio under 3.0x in 2018 ◆ Exited 2016 with ~$800 million of liquidity

Production and Cash Flow Highlights

Comanche Provides Significant Production Growth While Operating Within Cash Flow in the Next 12-18 Months



Increased Production Growth Outlook

◆ 3 year organic production growth CAGR now projected over 10% per year

◆ Production levels double 2016 exit rate by 2018

Legacy Asset Production Continues to Grow

◆ Additional locations in Maverick and improved type curves in South Central Catarina help grow legacy production

20

2017 Capital Guidance

SN LISTED NYSE

2017 Capital Budget



Catarina
Maverick
Comanche
Comanche DUC
Palmetto
Land/Infrastructure/G&G
23%
21%
37%
10%
7%
2%

2017 Total Capital Budget: $425 MM - $475MM
2018 Total Capital Budget: ~$500 MM

Eagle Ford Operated

	Rigs	Net Wells	Capital ($MM)
Catarina	1.5	53	$160 - $170
Maverick	1	35	$100 - $110
Comanche	3.5	21	$90 - $100
Comanche DUC	--	32	$40 - $50
Total		**141**	**$390 - $430**

Eagle Ford Non - Operated

	Rigs	Net Wells	Capital ($MM)
Palmetto	<1	3	$5 - $10

Other

Land/Infrastructure/G&G	$30 - $35

Asset Base Expected to Yield Sustainable Cash Flow Growth…

SN LISTED NYSE

Comanche Expected to Deliver Production Growth While Internally Funding CapEx in 2018







SN Free Cash Flow ($MM)*

$150
$100
$50
$0
($50)
($100)
Cash Flow Neutral
2017E
2018E
2019E

SN + Comanche Free Cash Flow ($MM)*

$150
$100
$50
$0
($50)
($100)
2017E
2018E
2019E

** Price Deck: 12/30/2016 NYMEX Strip; Assumes NGL Pricing @ 30% of WTI*
Free Cash Flow is a non-GAAP financial measure see "Non-GAAP Reconciliation and Measures"

…And Strengthens the Balance Sheet

SN LISTED NYSE

Production Growth and Free Cash Flow Expected to Reduce Leverage Ratios Significantly Over the Next Two Years

SN Leverage



5.0x
4.0x
3.0x
2.0x
1.0x
2017E
2018E
2019E
STRIP*
$65/$3.50

SN + Comanche Leverage



5.0x
4.0x
3.0x
2.0x
1.0x
2017E
2018E
2019E
STRIP*
$65/$3.50

Long-Term Outlook

- **EBITDA Projected to Double by 2018**
- **Generate Free Cash Flow in 2018**
- **Debt Leverage Below 3.0x in 2018**

** Price Deck: 12/30/2016 NYMEX Strip; Assumes NGL Pricing @ 30% of WTI*

Sanchez Energy: Competitive Advantages

1. **Multi-Bench Development**
2. **Sustainable Cost Structure**

| Competitive Advantages | Asset Detail | Financial Strategy |

1. Multi-Bench Development

1 Western Eagle Ford Supports Multi-Bench Development

SN LISTED NYSE

Total Eagle Ford Thickness


EagleFord Thickness
SN Leases
Western Eagle Ford
Karnes Trough
Kerr
Kendall
Blanco
Hays
Bastrop
Bandera
Comal
Caldwell
Fayette
Guadalupe
Colorado
Bexar
Gonzales
Kinney
Uvalde
Medina
Lavaca
Wilson
De Witt
Jackson
Zavala
Frio
Atascosa
Karnes
Victoria
Maverick
Goliad
Calhoun
Dimmit
La Salle
McMullen
Live Oak
Bee
Refugio
Aransas
San Patricio
Webb
Duval
Jim Wells
Nueces
Kleberg
20
Miles

Eagle Ford Well Density


EF WELL DENSITY
Wells within 640ac blocks
1-4
5-7
8-10
11-14
15-32
SN Leases
Western Eagle Ford
Karnes Trough
Kerr
Kendall
Blanco
Hays
Bastrop
Bandera
Comal
Caldwell
Fayette
Guadalupe
Colorado
Bexar
Gonzales
Medina
Lavaca
Wilson
De Witt
Jackson
Zavala
Frio
Atascosa
Karnes
Victoria
Maverick
Goliad
Calhoun
Dimmit
La Salle
McMullen
Live Oak
Bee
Refugio
Aransas
San Patricio
Webb
Duval
Jim Wells
Nueces
Kleberg
20
Miles

- **Multi-Bench Development Across Western Eagle Ford**
  - Lower, Middle and Upper Eagle Ford Shale with upside in Austin Chalk and Pearsall Shale
- **Western Eagle Ford Has a Lower Well Density Than the Rest of the Eagle Ford**
  - SN holds 335,000 net acres in the Eagle Ford; 4,000+ net drilling locations
  - Presence of large contiguous ranches facilitate efficient development
- **Western Eagle Ford Has Seen Limited Industry Activity over the past 2-3 Years**
  - Current completion designs yielding significant increase to well results

Targeting Strategy in the Western Eagle Ford

SN LISTED NYSE

The Western Eagle Ford Is Unique in that the Thickness and Mineralogy Provide for a Multi-Bench Development Strategy



BRISCOE CATARINA RANCH 1 [MD]
GR
MD
Ro_calc
PHIT_SRK
SW_PHIT
CORE_TOC
Vsh_Larionov_K
Gamma ray
HT90
BVW_PHIT
CORE_SW
TOC_SCHMOKER_SRK
XRD_TOTAL_CLAY
Color fill
CORE_PHI_DRY
SW_simple_pay
TOC
7650
7700
7750
7800
7850
7900
7950
8000
8050

TOC
Brittleness

TARGET BENCH	DEVELOPMENT ZONE
AUSTIN CHALK E	LOWER AUSTIN CHALK
UPPER EAGLE FORD A	UPPER EAGLE FORD
UPPER EAGLE FORD B FRAC BARRIER	
UPPER EAGLE FORD C	MIDDLE EAGLE FORD
UPPER EAGLE FORD D FRAC BARRIER	
LOWER EAGLE FORD A LOWER EAGLE FORD B	LOWER EAGLE FORD
LOWER EAGLE FORD C FRAC BARRIER	

Current Extent of Multi-Bench Development

SN LISTED NYSE

Sanchez Now Has a Western Eagle Ford Position of Approximately 335,000 Surface Net Acres, Over 1,000,000 Effective Net Acres, and Over 4,000 Net Drilling Locations


Maverick
Comanche
Catarina
Javelina
LOWER AUSTIN CHALK
UPPER EF
MIDDLE EF
LOWER EF

Sanchez is a Leader in Existing Multi-Bench Development

Multi-Bench Development of Existing Sanchez Assets



Catarina Drilled Wells in Middle & Upper Eagle Ford



- ◆ Sanchez is a leader in multi-bench development of the Eagle Ford
  - ❖ Over 300 producing wells currently online

- ◆ Stacked development accounts for greater than 90% of current Catarina development program

- ◆ Development of multiple zones concurrently enhances total hydrocarbon recovery per acre

- ◆ Wellhead returns in excess of 50% at current strip*

Price Deck: 12/30/2016 NYMEX Strip; Assumes NGL Pricing @ 30% of WTI

1 Regional Extension of Stacked Targeting

SN LISTED NYSE

All Three Benches in Catarina Thicken Towards the Northwest



EagleFord
SN Leases
Oil
Condensate
Dry Gas
A
A’
10
Miles

- Lower, Middle, and Upper Eagle Ford targets proven at Catarina
- Quality of the Middle and Upper Eagle Ford increases through the extent acquired asset
- Quality and thickness of the Lower Eagle Ford significantly increases moving West from Catarina
- Comanche asset is located on the crossover between volatile oil and condensate widows yielding ideal recoveries and returns



A
Comanche
Catarina
A’
UEF
MEF
LEF
Upper Eagle Ford
UEF target
MEF target
Lower Eagle Ford
LEF target

1 Drilling Inventory – Breakeven Analysis

SN LISTED NYSE

2,657 Total Net Engineered Locations – Average Estimated Breakeven Price ~$35/Bbl


Net Locations
Breakeven Oil Price
Net Engineered Drilling Locations
WTI Breakeven Oil Price @ 10% IRR
600
500
400
300
200
100
0
48
40
32
24
16
8
0
Comanche Area 5
Maverick
Catarina South Central
Comanche Area 3
Comanche Area 4
Palmetto
Comanche Area 7
Catarina Western
Catarina Western Stacked

Note: Assumes Flat $3.50 Gas; NGL Pricing @ 30% of WTI
Does not include Contingent or Prospective locations
Engineered Locations includes SEC Proved locations + locations that are geologically un-risked but do not qualify as SEC PUDs due to factors such as assumed drill timing

2. Sustainable Cost Structure

Sustainable Low Cost Position

Basin-Centric Operations
- Contiguous acreage with active service support
- Dense activities providing level-loaded services

Execution Competencies
- Experienced staff with cyclical market knowledge
- Staffed with service and operator backgrounds

Direct Sourcing Capabilities
- De-bundled assessments and trials
- Selective optionality for changing times/markets

Unit Based
- Initial consideration (processes being restricted)
- Disciplined approach with rigorous negotiations

Process Oriented
- No changes in functional recipes
- Optimization of parallel and flat-time processes

Cross-Functional
- Integrated process and design structures
- Performance driven accountabilities

Sustainable Cost Structure



>50% of Achieved Cost Reductions Are Sustainable

SN Cost Structure Comparison to Eagle Ford Peers

SN LISTED NYSE



Average Lateral Length
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Average Lateral Length (Ft)
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
Eagle Ford Company Disclosed Drilling and Completions Cost ($MM)
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7
Peer 8
Peer 9
Peer 10
Peer 11
Peer 12
Peer 13
Peer 14
Peer 15
SN
SN Current

* Source: All data excluding the "SN Current" was obtained from RS Energy Group, based on wells drilled in 2016.

** Peers include: APC, CHK, COG, CRZO, DVN, ECA, EOG, EPE, Lonestar, MRO, MUR, NBL, PVA, SFY, SM

Centralized Project Management

SN LISTED NYSE

OPERATIONAL SUPPORT SYSTEM

Task management with professional accountability and cross-functional collaboration

Home Page
› Shows tasks and action items assigned to user

Action Items
› Logging and tracking of actions needed
› Assigned to individuals
› Appears in user's home page


OSS
Operational Support System
Centralized database containing tracked well data

Rig Schedule
› Chronological listing of all wells to be drilled by rig
› Updated weekly

Execution Screens
› Single page management screen
› Identifies exceptions
› Used in weekly meetings

Tasks List
› Listing of all "cracks" that need to be tracked
› Shows all wells waiting on task completion
› Appears in user's home page

- **Scalability**: streamlined systems for business intelligence and resource allocations
- **Tracking**: drives an accountable, assembly-line approach to all functions
- **Differentiation:** exception analysis with competitive targets and granular cost support
- **Commerciality**: Finance Team embedded within engineering for economic analysis and decision making

2 Specialization Within Operations

SN LISTED NYSE



2011-2013
PROJECT ENGINEER 1
PROJECT ENGINEER 2
WSM 1
WSM 2
PAD 1
PAD 2
2014
PROJECT ENGINEER 1
PROJECT ENGINEER 1
PROJECT ENGINEER 2
COMPLETION SUPPORT
WSM 1
WSM 2
WSM 3
PAD 1
PAD 2
PAD 3
2015-Current
PROJECT ENGINEER 1
PROJECT ENGINEER 1
PROJECT ENGINEER 2
PROJECT ENGINEER 2
PROJECT ENGINEER 2
COMPLETION SUPPORT
PAD 1
PAD 2
PAD 3
PAD 4
PAD 5
FRAC PREP TEAMS (2)
FRAC TEAMS (1)
FLOWBACK (1)
MILLOUT TEAMS (1)
WATER TRANSFER TEAM (1)

Competitive Benefits

- Project Management Alignment
- Task Knowledge Acceleration
- Well-site Management Consistencies
- Vendor Loading And Consistencies
- Ancillary Equipment Synergies
- Cost Justifications And Accuracies
- Cross-functional Accountabilities
- Scalabilities

2

Concentrated Acreage Position

SN LISTED NYSE

Acreage Position Within a 50 Mile Radius Provides SN a Competitive Advantage

Concentrated Acreage Leads to Synergies of Scale

- Cost savings from moving rigs and equipment
- Shared resources for in-field gathering, water transportation, etc.
- More efficient drilling process
- Asset level knowledge retained and applied to neighboring acreage
- More efficient field level operations
- Better pricing due to volume and location



EagleFord
SN Leases
Oil
Condensate
Dry Gas
KINNEY
UVALDE
MEDINA
ZAVALA
FRIO
ATASCOSA
MAVERICK
DIMMIT
50 Mile Radius
LA SALLE
MCMULLEN
WEBB
10
Miles

Line-Management Approach

◆ Subdivide well into smaller (and smaller) segments

  ❖ Construct granular approach to reviewing performances

  ❖ Focus on flat and non-productive times

  ❖ Maximize parallel activities

Example of Process Optimization – Offline Surface Cementing

Prior Conventional Cementing

◆ Cement jobs pumped before rig moves to next surface well or batch

Current Offline Cementing

◆ Rig released from surface hole once casing run

◆ Rig moves to next well and spuds same before previous well is cemented



Average Days on Surface

Selective De-Bundling & Efficiency Contributes to Sustainability

SN LISTED NYSE

Pre-Direct Sourcing



SN
Completion Services Vendor
Acid
Sand
Fuel
Logistics
Chemicals

Direct Sourcing



SN
Completion Crew Only
Chemicals Vendor
Acid Vendor
Logistics Vendor
Sand Vendor
Fuel Vendor

Benefits of Direct Sourcing

- Reduces Handling Costs
- Improves Supplier Flexibilities
- Generates Granular Market Intel
- Drives Product Consistencies
- Enables Execution Discipline

Proppant Volume and Cost Over Time



Prop Intensity (lb/ft)
Prop Cost ($/lb)
Proppant Per Lateral Foot (Lbs.)
2500
2000
1500
1000
500
0
$0.25
$0.20
$0.15
$0.10
$0.05
$-
2012
2013
2014
2015
2016

Manufacturing Efficiency Driven by Scale



Efficiency Growth with Scale

2013

Operations Scale

- 100,000+ Eagle Ford Gross Acres
- ~9,100 Average Boe/d

Manufacturing Initiatives

- Centralized Project Management
- Time-Motion Studies
- Line-Management Practices
- Geo-Science Integration

2015

Operations Scale

- 200,000+ Eagle Ford Gross Acres
- ~52,500 Average Boe/d

Manufacturing Initiatives

- Direct Sourcing
- Task Level Specializations
- Granular Cost Analysis
- Optimized Technologies

2017

Operations Scale

- 585,000+ Eagle Ford Gross Acres
- 78,000 - 82,000 Average Boe/d

Manufacturing Initiatives

- Vertical Integration of Services
- Dedicated Plant Runs
- Customized Tools and Equipment
- Big Data Analytics

2 Drilling Cost Reduction Durability

SN LISTED NYSE

46% of Drilling Services Contracted Through 2017



Term Contracted
Market Rate
$ MM
$2.0
$1.8
$1.6
$1.4
$1.2
$1.0
$0.8
$0.6
$0.4
$0.2
$0.0
$1.7
$0.4MM Efficiency Savings
$1.3
0.7
0.6
Inflation Risk: 23% of Current Cost
$1.6
1.0
0.6
2015 Cost
Current Cost
Future Cost - Projected Services Inflation

Contracted Costs– Long-term	
◆ Rig Rates	
◆ Rig Moves	
◆ Mud Services	
◆ OCTG & Logistics	
Sustainable Costs	$480,000

Contracted Costs - Short-term	
◆ Rig Rates	
◆ Ancillary Services	
◆ Site Constructions	
◆ OCTG & Logistics	
Sustainable Costs	$75,000

SN Owned Service Equipment	
◆ Storage Tanks	
◆ Light Towers	
◆ Generators	
◆ Misc Trucking	
Sustainable Costs	$30,000

2 Completions Cost Reduction Durability

SN LISTED NYSE

67% of Completion Services Contracted Through 2017



Term Contracted
Market Rate
$ MM
$2.5
$2.0
$1.5
$1.0
$0.5
$-
$2.3
$0.8MM Efficiency Savings
$1.5
$0.5
$1.0
Inflation Risk: 13% of Current Cost
$1.7
$0.7
$1.0
2015 Cost
Current Cost
Future Cost - Projected Services Inflation

Contracted Costs– Long-Term

- Frac Hydraulic Horsepower
- Wireline Perforating
- Frac Plugs
- Cranes
- Frac Stack Services

Sustainable Costs	$345,000

Contracted Costs – Short-Term

- Proppant and Logistics
- Coil Tubing and Tools
- Service Rigs
- Frac and Coil Tubing Chemicals

Sustainable Costs	$590,000

SN Owned Service Equipment

- Frac Stacks
- Zipper Manifolds
- Choke Manifolds
- Frac Tanks
- Water Transfer Pumps
- Light Towers

Sustainable Costs	$45,000

Sensitivity & Sustainability

SN LISTED NYSE

Catarina South Central Well Economics

Oil Price ($/Bbl)	$55	$65	$75
Gas Price ($/MMBtu)	$3.00	$3.25	$3.50
Estimated Well Costs	$3.2MM	$3.8MM	$4.3MM
F&D ($/Boe)	$2.80	$3.33	$3.77
NPV	$4,026M	$5,283M	$6,640M
IRR	86%	95%	100%+

NGL Price Assumption = 30% WTI Oil

Note: Assumes areas average well design

Sanchez Energy: Asset Detail

3. **Asset Detail**
   o Comanche
   o Catarina
   o Maverick
   o Javelina

Competitive Advantages   **Asset Detail**   **Financial Strategy**

3

Western Eagle Ford Assets

SN LISTED NYSE


EagleFord
Maverick
Javelina
Catarina
Comanche
Oil
Condensate
Dry Gas
UVALDE
MEDINA
MAVERICK
ZAVALA
MAVERICK
DIMMIT
COMANCHE
CATARINA
LA SALLE
MCMULLEN
JAVELINA
WEBB
DUVAL
10
Miles

Comanche

Comanche Asset Development

Transformative Acquisition Results in Addition of ~$2.6 Billion in Net Asset Value

Total Net EF Acreage	**~61,000**
Net Locations	~1,000 Locations
Average EUR	~625 MBoe
Average IRR	70-100%+
Average NPV10 ($M)	$3,079 - $5,247
Net Asset Value	~$2.6 Billion

2017 Development Activity	
Net Capital Allocation	$130-$150 MM
D&C Activity	53 Net Wells
Rig Activity	3.5 Rigs



2017 Capital Activity Focused on DUC Completion and Drilling in Areas 3 and 5 Offsetting Catarina

Price Deck: Price Deck: 12.30.16 Strip; Assumes NGL Pricing @ 30% of WTI

Impact of Completion Design on Catarina Well Results



Pre-2014 Completions	
Proppant Loading (lbs/ft)	750 – 1,200
Stage Spacing (ft.)	250-300
Well Cost ($MM)	$7.5
3 Stream EUR (MBoe)	<450



2016 Completions	
Proppant Loading (lbs/ft)	1,750 – 2,000
Stage Spacing (ft.)	200-250
Well Cost ($MM)	$3.0
3 Stream EUR (MBoe)	600 – 1,150

Extensive Field Infrastructure Ready for Development

Extensive Field Gathering and Water Infrastructure Throughout Comanche

3rd Party Gathering System



Comanche Acreage
Gas Gathering
Oil Gathering
Water Infrastructure

Comanche Water Infrastructure



Identified for further Infrastructure Buildout
Water Infrastructure

- ◆ 548 miles of gas pipeline and 241 miles of oil pipeline

- ◆ 24 compressor stations with centralized delivery points

- ◆ Water infrastructure is sufficient in Areas 3, 4, 5, and 7
  - ❖ Pipeline system will support up to 12 rigs and 6 frac spreads of simultaneous activity

- ◆ 18" and 22" trunk lines with 18" spur lines to ~85% of the acreage position

Western Eagle Ford Stacked Development

SN LISTED NYSE

There Has Been Significant Development of the MEF and UEF Across Western Eagle Ford
SN Leading the Way With Stacked Development in Catarina

Upper Eagle Ford Thickness


Upper EagleFord Thickness
2 Stack Zone Development
3 Stack Zone Development
SN Leases
Zavala
Maverick
Dimmit
La Salle
Webb
10
Miles

Upper Eagle Ford Hydrocarbon Thickness


Upper EagleFord Hydrocarbon Thickness
2 Stack Zone Development
3 Stack Zone Development
SN Leases
Frio
Zavala
Maverick
Dimmit
La Salle
Webb
10
Miles

3 Multi-Bench Development Potential at Comanche

SN LISTED NYSE


BRISCOE CATARINA RANCH 1 [MD]
GR
MD
Ro_calc
PHIT_SRK
SW_PHIT
CORE_TOC
Vsh_Larionov_K
Gamma ray
HT90
BVW_PHIT
CORE_SW
TOC_SCHMOKER_SRK
XRD_TOTAL_CLAY
Color fill
CORE_PHI_DRY
SW_simple_pay
TOC
7650
7700
7750
7800
7850
7900
7950
8000
8050
TOC
Brittleness

TARGET BENCH	DEVELOPMENT ZONE	FUTURE DEVELOPMENT LOCATIONS
AUSTIN CHALK E	LOWER AUSTIN CHALK	850-1,200
UPPER EAGLE FORD A	UPPER EAGLE FORD	~1,700
UPPER EAGLE FORD B FRAC BARRIER		
UPPER EAGLE FORD C	MIDDLE EAGLE FORD	~1,700
UPPER EAGLE FORD D FRAC BARRIER		
LOWER EAGLE FORD A	LOWER EAGLE FORD	~800
LOWER EAGLE FORD B		
LOWER EAGLE FORD C FRAC BARRIER		

Note: "Future Development Locations" are representative of gross locations

51

Comanche: Area 3 Asset Development

Area 3


Upper EagleFord Thickness
SN Leases
Zavala
Frio
Maverick
Dimmit
La Salle
Webb
10
Miles
3
Miles
EagleFord
DUC
Planned Wells
Producing Wells
SN Leases
Oil
Condensate
Dry Gas

Total Acreage	~100,000 Gross Acres
Gross Locations	2,000+ Locations
Average WI/NRI	24%/18%
Average IRR	71%
Average EUR	633 MBoe

*Price Deck: Price Deck: 12/30/16 Strip; Assumes NGL Pricing @ 30% of WTI

Comanche: Area 3 Overview

2017 Activity In Area 3
Net Capital ~$80MM
Drilling of 61 Gross Development Wells
Completions of 40 Gross Development Wells
Completions of 80 Gross DUCs


BRISCOE CATARINA RANCH 1 [SSTVD]
GAMMAKT
SSTVD
Ro_calc
XPHI_268
CORE_SW
Vsh_Larionov_K
GKUT
HT90
BVW_calc
Sw_simple
TOCuran
Spectral fill
Gamma ray
Color fill
CORE_PHI_DRY
SW_simple_pay
TOC
CALC color
6950
7000
7050
7100
7150
7200
7250
7300
7350
140’
100’

Comanche Area 3		
Oil	IP (Bbl/d)	520
	Initial Decline (%)	78.0%
	Oil EUR (MBbl)	258
Gas	IP (Mcf/d)	2,487
	Initial Decline (%)	74.0%
	Gas EUR (MMcf)	1,123
NGL	NGL Yield (Bbl/MMcf)	129
	NGL EUR (MBbl)	188
3 Stream EUR (MBoe)		**633**
% Oil		*41%*
Well Cost ($M)		$3,200
NPV10 ($M)*		$3,079
IRR (%)*		71%

**Price Deck: Price Deck: 12.30.16 Strip; Assumes NGL Pricing @ 30% of WTI*

Area 3 – Target Strategy


AC
Upper EF
Middle EF
Lower EF
BUDA
600’

Comanche: Area 3 Well Economics

Oil Price ($/Bbl)	$55	$65	$75
Gas Price ($/MMBtu)	**$3.00**	**$3.25**	**$3.50**
Estimated Well Costs	$3.2MM	$3.8MM	$4.3MM
F&D ($/Boe)	$5.06	$6.00	$6.79
NPV	2,968	4,010	5,149
IRR	66%	76%	92%

NGL Price Assumption = 30% WTI Oil

Comanche: Area 5 Asset Development

SN LISTED NYSE

Area 5



Upper EagleFord Thickness
SN Leases
Zavala
Frio
Maverick
Dimmit
La Salle
Webb
10
Miles
3
Miles
EagleFord
DUC
Planned Wells
Producing Wells
SN Leases
Oil
Condensate
Dry Gas

Total Acreage	~50,000 Gross Acres
Gross Locations	600+ Locations
Average WI/NRI	25%/19%
Average IRR	100%+
Average EUR	607 MBoe

*Price Deck: Price Deck: 12.30.16 Strip; Assumes NGL Pricing @ 30% of WTI

Comanche: Area 5 Overview

2017 Activity In Area 5

Net Capital ~$55MM
Drilling of 51 Gross Development Wells
Completions of 20 Gross Development Wells
Completions of 50 Gross DUCs

Comanche Area 5		
Oil	IP (Bbl/d)	740
	Initial Decline (%)	77.0%
	Oil EUR (MBbl)	413
Gas	IP (Mcf/d)	1,289
	Initial Decline (%)	71.0%
	Gas EUR (MMcf)	582
NGL	NGL Yield (Bbl/MMcf)	129
	NGL EUR (MBbl)	98
3 Stream EUR (MBoe)		607
% Oil		*68%*
Well Cost ($M)		$3,200
NPV10 ($M)*		$5,247
IRR (%)*		100%+

*Price Deck: Price Deck: 12.30.16 Strip; Assumes NGL Pricing @ 30% of WTI



Area 5 – Target Strategy



Comanche: Area 5 Well Economics

Oil Price ($/Bbl)	$55	$65	$75
Gas Price ($/MMBtu)	$3.00	$3.25	$3.50
Estimated Well Costs	$3.2MM	$3.8MM	$4.3MM
F&D ($/Boe)	$5.27	$6.26	$7.08
NPV	5,020	6,480	8,035
IRR	100%+	100%+	100%+

NGL Price Assumption = 30% WTI Oil



Regional Correlation to Appraisal Areas 1/2/7

SN LISTED NYSE

A | Comanche Area 2 | Maverick Area | A'

FOGMT: 5SH [TVD]
VOTAW UNIT: 2H [TVD]
HOLDSWORTH UNIT 'B': 1HZ [TVD]
UEF
MEF
LEF

Areas 1, 2, & 7 are on trend at similar present-day depths & subsurface properties to SN properties in Dimmit and Zavalla Counties, where we completed an active 2016 stacked zone appraisal program.

EagleFord
Stack Development
Wells
Top of Buda
SN Leases
Oil
Condensate
Dry Gas
PETRO PARDS 5H/6H
NELSON UNIT 1H/2H
HOLDSWORTH
HAUSSER
VOTAW UNIT 1H/2H
ZAVALA
FRIO
MAVERICK
DIMMIT
LA SALLE
WEBB
A
A'
1/2
7
10
Miles

Comanche Development Plan

DUCs In Focus for 2017

◆ Acquired 132 gross Lower Eagle Ford Shale drilled but uncompleted wells

◆ Over 40% of 2017's Comanche capital budget allocated to DUCs

◆ Completing DUC inventory is the highest rate of return projects in Sanchez's portfolio

◆ Costs approximately $1.7 MM to complete a well

Ramping Up Drilling Activity – 2H17 Impact on Production

◆ Infill drilling opportunities around current DUC inventory

◆ Drilling in areas where current midstream & water infrastructure already exists

◆ Activity focused on areas 3 and 5

◆ Drilling activity focused on Lower, Middle & Upper Eagle Ford



2017 DUC Production Schedule



Comanche Operated Rig Count

Catarina

3 Catarina Asset Development

SN LISTED NYSE

Significant Expansion of South Central and Western Stacked Inventory

Total Gross Acreage	~106,000
Net Locations	1,400+ Locations
Average EUR	600 - 1,150 MBoe
Average IRR	45-100%+
Average NPV10 ($M)	$2,247 - $4,546
Net Asset Value	~$1.8 Billion

2017 Development Activity	
Capital Allocation	$160-$170 MM
D&C Activity	53 Net Wells
Rig Activity	1.5 Rigs



EagleFord
SN Leases
Oil
Condensate
Dry Gas
DIMMIT
LA SALLE
WEBB
4.5
Miles

**Price Deck: Price Deck: 12.30.16 Strip; Assumes NGL Pricing @ 30% of WTI*

Maximizing Catarina Hydrocarbon Recovery

SN 2016 Development & Appraisal Resulted in Significantly Increased Value



3 Catarina South Central Asset Development

SN LISTED NYSE

Focus on Development Row Cropping With Step Out Appraisal



Upper EagleFord Thickness
SN Leases
Zavala
Frio
Maverick
Dimmit
La Salle
Webb
10
Miles

Catarina Development
E33 Appraisal Inventory Growth
E44 Appraisal Inventory Growth
Drilled Wells
SN Leases
Oil
Condensate
Dry Gas
4
Miles

South Central Catarina	
Total Acreage	**~25,000 Gross Acres**
Gross Locations	200+ Locations
Average WI/NRI	100%/75%
Average IRR	~100%+
Average EUR	~1.1 MMBoe

**Price Deck: Price Deck: 12.30.16 Strip; Assumes NGL Pricing @ 30% of WTI*



SC CATARINA		
Oil	IP (BBl/d)	420
	Initial Decline (%)	78%
	Oil EUR (MBbl)	236
Gas	IP (Mcf/d)	4,300
	Initial Decline (%)	68%
	Gas EUR (MMcf)	2,874
NGL	NGL Yield (Bbl/MMcf)	119
	NGL EUR (MBbl)	427
3 Stream EUR (MBoe)		**1,142**
% Oil		*21%*
Well Cost ($M)		$3,200
NPV10 ($M)*		$4,546
IRR (%)*		100%+

Price Deck: Price Deck: 12/30/16 Strip; Assumes NGL Pricing @ 30% of WTI

South Central Catarina Development Driven by 3D Seismic Data And Stratigraphy, Further Defining the High Rate of Return Target Window



SC Calculated Net Pay

3 South Central Delineation & Expansion

SN LISTED NYSE

South Central Appraisal & Inventory Growth


E44 Potential Appraisal Inventory Growth
2017 Appraisal Activity
2016 Appraisal Inventory Growth
2016 Appraisal Activity
Catarina Drilled Wells
SN Leases
C1
B1
E44
E33

3D Seismic Spectral Decomposition


2017 Appraisal Activity
2016 Appraisal Activity

- Strong Results from E33 driving appraisal to test northern extent of seismic body
- Seismic and well based stratigraphy trend
- Further appraisal has potential to open up 60+ additional development locations
- Recent B1 results show similar geology to South Central and similar oil cut as Western Catarina

2016 Catarina Appraisal Results

Piloncillo E33 (Pilot + 4 MEF laterals)

- Highest IP rate pad brought online to date (1,500-1,800 Boe/d per well)

- Exceeds south central type curve

Piloncillo A25 (Pilot + 3 UEF/MEF laterals)

- Successful step out test of UEF/MEF stack

- High fluid volume test and high proppant volume test

Piloncillo B1 (Pilot + 4 MEF laterals)

- North Central step-out appraisal linking West Stack to South Central

- Completions design testing

- Performance exceeds west stack type curve, particularly for yield



SC CATARINA E33		
Oil	IP (Bbl/d)	575
	Initial Decline (%)	73.0%
	Oil EUR (MBbl)	411
Gas	IP (Mcf/d)	5,000
	Initial Decline (%)	70.0%
	Gas EUR (MMcf)	3,200
NGL	NGL Yield (Bbl/MMcf)	119
	NGL EUR (MBbl)	476
3 Stream EUR (MBoe)		**1,420**
% Oil		*29%*
Well Cost ($M)		$3,200

South Central Catarina Well Economics

Oil Price ($/Bbl)	$55	$65	$75
Gas Price ($/MMBtu)	**$3.00**	**$3.25**	**$3.50**
Estimated Well Costs	$3.2MM	$3.8MM	$4.3MM
F&D ($/Boe)	$2.80	$3.33	$3.77
NPV	$4,026M	$5,283M	$6,640M
IRR	86%	95%	100%+

NGL Price Assumption = 30% WTI Oil

Western Catarina Multi-Bench Development

Focus On Stacked UEF – MEF Row Cropping Development Following Successful 2015-16 Appraisal



Upper EagleFord Thickness
SN Leases
Zavala
Frio
Maverick
Dimmit
La Salle
Webb
10
Miles
Catarina Development
Wellbore Placement
Upper - Middle
PDP
SN Leases
Oil
Condensate
Dry Gas
DIMMIT
West Stack
West
WEBB
LA SALLE
2
Miles

Western Catarina	
Total Acreage	**~30,000 Gross Acres**
Gross Locations	~700 Locations
Average WI/NRI	100%/75%
Average IRR	~47%
Average EUR	600 - 900 MBoe

**Price Deck: Price Deck: 12.30.16 Strip; Assumes NGL Pricing @ 30% of WTI*

Western Catarina Development

- Stacked development focused in the Lower and Middle Eagle Ford

- Significant amount of additional high rate of return drilling inventory remaining

- Successful infill and step-out drilling program to date continues to yield strong returns at current strip pricing



WESTERN CATARINA		
Oil	IP (Bbl/d)	200
	Initial Decline (%)	65.0%
	Oil EUR (MBbl)	181
Gas	IP (Mcf/d)	3,000
	Initial Decline (%)	65.0%
	Gas EUR (MMcf)	2,175
NGL	NGL Yield (Bbl/MMcf)	119
	NGL EUR (MBbl)	324
3 Stream EUR (MBoe)		**867**
% Oil		*21%*
Well Cost ($M)		$3,200
NPV10 ($M)		$2,451
IRR (%)		**46%**

Western Catarina Type Curve



Price Deck: Price Deck: 12.30.16 Strip; Assumes NGL Pricing @ 30% of WTI

3 Western Catarina Stacked Development

SN LISTED NYSE

- Catarina is now being developed exclusively through stacked development in Northwest Catarina
  - ~300 wells currently producing in the Middle and Upper Eagle Ford
- Upper Eagle Ford southern limit delineated using existing pilots
- Regionally extensive across Maverick Basin; direct tie to SN's Maverick Eagle Ford area

WEST STACKED CATARINA		
Oil	IP (Bbl/d) Initial Decline (%) Oil EUR (MBbl)	375 77.0% 214
Gas	IP (Mcf/d) Initial Decline (%) Gas EUR (MMcf)	2,100 70.0% 1,267
NGL	NGL Yield (Bbl/MMcf) NGL EUR (MBbl)	119 188
3 Stream EUR (MBoe)		614
% Oil		*35%*
Well Cost ($M)		$3,200
NPV10 ($M)*		$2,247
IRR (%)*		48%

**Price Deck: Price Deck: 12.30.16 Strip; Assumes NGL Pricing @ 30% of WTI*



PILONCILLO: A 25HZ [MD]
GCGR
MD
Ro_calc
PHIT_SRK
SW_PHIT
TOC_SCHMOKER_SRK
Vsh_Larionov_K
GR
R85T
BVW_PHIT
SW_simple_pay
TOC
Spectral fill
Color fill
BVW fill
8080
8100
8150
8200
8250
8300
8350
8400
8450
8500
UEF
MEF
LEF
Zone UPPER EAGLE FORD
Zone Eagle Ford
Zone BUDA



Gas Rate (MCFD)
Days
2,000
1,000
600
400
200
100
60
0
50
100
150
200
250
300
350
400
450
500
550
600
A 01H
A 02H
A 18H
A 23H
A 25H
A 31H
W-SO

70

Western Stacked Development - Catarina Well Economics

Oil Price ($/Bbl)	$55	$65	$75
Gas Price ($/MMBtu)	**$3.00**	**$3.25**	**$3.50**
Estimated Well Costs	$3.2MM	$3.8MM	$4.3MM
F&D ($/Boe)	$5.21	$6.19	$7.00
NPV	$1,932M	$2,655M	$3,480M
IRR	41%	46%	52%

NGL Price Assumption = 30% WTI Oil

3 Resulting Impact of Catarina Asset Development

SN LISTED NYSE

Catarina Development Potential				
	Total Drilling Locations	EUR (Per Well)	Average Breakeven Price	Undeveloped Asset Value
At Acquisition*	162	~450 MBoe	~$75	~$150 MM
Current	1,400+	600 – 1,150 MBoe	~$35	~$1,400 MM

28 Years of Drilling Inventory at 50 Wells Per Year

PDP at Acquisition


Acquired Wells
Oil
Condensate
Dry Gas
DIMMIT
LA SALLE
3
Miles

Current View of Engineered Locations


Producing Well
Planned Well
SN Leases
Oil
Condensate
Dry Gas
DIMMIT
LA SALLE
WEBB
3
Miles

**Acquisition Price Deck: Oil($/Bbl) / Gas($/Mcf): 2014: $98.00/$4.75; 2015: $89.00/$4.25; 2016+: $80.00/$4.00; Assumes NGL Pricing @ 30% of WTI*

Maverick

Maverick Asset Leasing & Development

Added Over 750 Total Net Drilling Locations

Total Gross Acreage	~100,000
Net Locations	~1,000 Locations
Average EUR	350 MBoe
Average IRR	60-80%
Average NPV10 ($M)	$3,371
Net Asset Value	~$1 Billion

2017 Development Activity	
Capital Allocation	$100-$110 MM
D&C Activity	35 Net Wells
Rig Activity	1 Net Rig



EagleFord
- SN Leases
- Oil
- Condensate
- Dry Gas

*Price Deck: Price Deck: 12.30.16 Strip; Assumes NGL Pricing @ 30% of WTI

Maverick Inventory Growth

SN LISTED NYSE

Current View of Engineered Locations

- 65,000 net acres leased in 2016
- 518 drilling locations (single zone LEF) identified at 75 acre spacing
- More than 1,000 net locations when stacking used in two zones
- Dual and triple stacking appraisals ongoing


EagleFord
Producing Well
Engineered Locations
SN Leases
Oil
ZAVALA
FRIO
MAVERICK
LA SALLE
DIMMIT
5
Miles

Eagle Ford Thickness



- Combination of targeting, completion design and lift has effectively unlocked large up-dip oil resource in the Western Eagle Ford of Zavala and Dimmit Counties

- Modern completion design has yielded significant improvement in oil rates and EUR's

- Targeting incorporates reservoir quality (OOIP & TOC) as well as completion quality (Brittleness)

- Lift techniques are being used to optimize long term well stable performance

Lift



Completion Design



Maverick Organic Stacked Zone Growth

- ◆ Eagle Ford high oil saturation unlocked through targeting & completion design
- ◆ Stacking success at Catarina directly applicable to Maverick oily acreage







Maverick Regional



- 2017 Maverick development activity

  - 35 net wells at 750 ft in-zone spacing

- 2016 appraisal focused on double and triple stacking Eagle Ford target intervals

- 500+ well inventory for single zone LEF; nearly doubles with UEF stack

MAVERICK Type Curve		
Oil	IP (Bbl/d)	550
	Initial Decline (%)	76%
	Oil EUR (MBbl)	329
Gas	IP (Mcf/d)	120
	Initial Decline (%)	68%
	Gas EUR (MMcf)	62
NGL	NGL Yield (Bbl/MMcf)	117
	NGL EUR (MBbl)	11
3 Stream EUR (MBoe)		**350**
% Oil		*94%*
Well Cost ($M)		$3,000
NPV10 ($M)*		$3,371
IRR (%)*		79%

Price Deck: Price Deck: 12/30/16 Strip; Assumes NGL Pricing @ 30% of WTI



Maverick Well Economics

Oil Price ($/Bbl)	$55	$65	$75
Gas Price ($/MMBtu)	$3.00	$3.25	$3.50
Estimated Well Costs	$3.0MM	$3.6MM	$4.1MM
F&D ($/Boe)	$8.57	$10.29	$11.71
NPV	$3,139M	$3,994	$4,951M
IRR	74%	77%	83%

NGL Price Assumption = 30% WTI Oil



Javelina



Javelina Leasing

SN LISTED NYSE

Significant Eagle Ford Dry Gas Optionality

Total Net Acreage	~45,000
Net Locations	~300 Locations
Average EUR	12 Bcfe
Net Asset Value	~$600 Million



EagleFord
SN Leases
Oil
Condensate
Dry Gas
LA SALLE
WEBB

**Price Deck: Price Deck: 12.30.16 Strip; Assumes NGL Pricing @ 30% of WTI*

Javelina Eagle Ford Down-dip Gas

- ◆ Javelina Gas Play encompasses proven Eagle Ford down-dip areas in Webb & LaSalle Counties

- ◆ Accumulated 45,000 acres through organic leasing in 2016

- ◆ Proven Lower Eagle Ford Shale with Upper Eagle Ford as upside value

- ◆ Synergies with SN Western Eagle Ford operations and near term midstream expansion



JAVELINA		
Gas	IP (Mcf/d)	11,800
	Initial Decline (%)	64.0%
	Gas EUR (MMcf)	12,000
1 Stream EUR (MBoe)		**2,000**
% Oil		*0%*
Well Cost ($MM)		$6.0 - $7.5



Price Deck: Price Deck: 12.30.16 Strip; Assumes NGL Pricing @ 30% of WTI

Sanchez Energy: Financial Strategy

4. **Financial Strategy**

| Competitive Advantages | Asset Detail | Financial Strategy |

Financial Strategy

- **Maintain Adequate Liquidity**
  - Monetized non-core assets to build liquidity
  - No near term debt maturities

- **Achieve Upside Through Balanced Commodity Mix**

- **Continue Active Hedge Program to De-Risk Cash Flows**

- **Focus on Remaining a Low Cost Leader**
  - Improves margins
  - Drives value creation for shareholders

- **Decrease Leverage Through Cash Flow Growth**

Maintain Adequate Liquidity

◆ **Year-End 2016 Cash Balance of Approximately $500 Million**

◆ **$300 Million Undrawn Revolver At Restricted Subsidiaries**

- ❖ $350 million borrowing base
- ❖ New non-recourse senior revolver planned for Comanche acquisition

◆ **Significant Headroom To Senior Debt Leverage Covenant Under Revolver**

- ❖ Comanche acquisition expected to improve total leverage ratio over one turn in 12 to 18 months

Monetize Non-Core Assets to Build Liquidity

◆ **2015 Asset Sales to SPP Provided ~$430 Million in Cash**

◆ **Carnero Gathering JV Interest Sold to SPP in 2016 for $44.4 Million in Total Consideration***

  ❖ $37.0 million in cash

  ❖ $7.4 million in capital obligations transferred to SPP

◆ **Producing Assets and Raptor Gas Processing Facility Sold to SPP in 2016 for $107 Million in Total Consideration***

  ❖ $74.7 million in cash

  ❖ $32.3 million in capital obligations transferred to SPP

◆ **Sale of Non-Core Eagle Ford Assets in 2016 for ~$181 Million***

* Before normal and customary closing adjustments

Extended Debt Maturity Runway

- ◆ **No Bonds Maturing Until 2021**

- ◆ **Revolver Currently Undrawn**

- ◆ **Robust Covenant Headroom**
  - ❖ High yield has no financial maintenance covenants
  - ❖ Maintenance covenants under existing revolver are:
    - ▪ 1.0x Current Ratio
    - ▪ 2.0x Net First Lien Debt/LTM EBITDA



Note: 7.75% Senior Notes mature June 2021; 6.125% Senior Notes mature January 2023

Achieve Upside Through Blended Commodity Mix

- **NGL Discount to WTI Expected to Shrink**
  - Multiple ethane crackers expected to come online starting in 2017
  - Growing propane exports

- **Natural Gas**
  - Strategically located near export lines to Mexico
  - LNG exports growing

- **Oil**
  - Higher realized prices than Permian and Bakken
  - Ability to ramp oil by focusing activity in high oil cut areas

Diversified Exposure To All Three Commodity Streams Allows for Capital Allocation Decisions To Be Product Neutral

2016 Commodity Mix (% of Production)*	2016 Commodity Mix (% of Revenue)*





* Reflects commodity mix for nine months ended 9/30/16

Continue Active Hedging Program to De-Risk Cash Flow

- ◆ Protect capital budget and guarantee a certain level of cash flows through the hedging program

- ◆ Lock in attractive rates of return by opportunistic hedging

- ◆ Consistent hedging program limits exposure to commodity cycle







SN's Low Cost Leadership Improves Margins and Supports the Company's Capital Program

Legend: ■ Cash G&A ■ LOE ■ Taxes ■ Interest & Dividends

~57% Decrease

Total Cash Operating Cost Per Barrel

2011 [1][2] — $45.06
- Taxes: $4.78
- LOE: $9.37
- Cash G&A: $30.91

2012 [1][2] — $41.46
- Interest & Dividends: $4.72
- Taxes: $4.53
- LOE: $7.26
- Cash G&A: $24.95

2013 [1][2] — $27.56
- Interest & Dividends: $10.99
- Taxes: $4.47
- LOE: $9.21
- Cash G&A: $2.89

2014 [1][2] — $26.09
- Interest & Dividends: $9.34
- Taxes: $3.89
- LOE: $8.46
- Cash G&A: $4.40

2015 [1][2] — $19.72
- Interest & Dividends: $7.10
- Taxes: $1.43
- LOE: $8.30
- Cash G&A: $2.89

3Q 2016 [1][3] — $19.17
- Interest & Dividends: $7.13
- Taxes: $0.83
- LOE: $8.23
- Cash G&A: $2.98

(1) For the years ended Dec. 31, 2012, 2013, 2014, 2015 and three months ended Sept. 30, 2016 cash G&A excludes non-cash stock-based compensation of approximately $25.5 million ($54.49/Boe), $17.8 million ($4.58/Boe), $12.8 million ($1.15/Boe), $14.8 million ($0.77) and $12.8 million ($2.70/Boe), respectively.

(2) For the years ended Dec. 31, 2013, 2014 and 2015 cash G&A excludes acquisition and divestiture cost of $4.1 million ($1.07), $1.8 million ($0.16) and $3.8 million ($0.20/Boe), respectively.

(3) Includes preferred dividends paid in common equity in Interest and Dividends and amortization of deferred gain associated with Western Catarina Midstream divestiture

Note: Cash G&A is a non-GAAP financial measure see "Non-GAAP Reconciliation and Measures" and LOE represents oil and natural gas production expense.

2017 Production and Cost Guidance

	Guidance[1]	
	FY 2017	**FY 2018**
Production Volumes:		
Oil (Bbls/d)	29,250 - 30,750	39,200 - 41,160
NGLs (Bbls/d)	23,010 - 24,190	28,800 - 30,240
Natural Gas (Mcf/d)	154,440 - 162,360	192,000 - 201,600
Barrel of Oil Equivalent (Boe/d)	78,000 - 82,000	100,000 - 105,000

Operating Costs & Expenses :

Cash Production Expense ($/Boe)[2]	$9.00 - $10.00
Non-Cash Production Expense ($MM)	$15
Production & Ad Valorem Taxes (% of O&G Revenue)	5% - 6%
Cash G&A ($/Boe)[3]	$2.00 - $2.50

(1) Assumes each period is operated in ethane rejection; Subsequent quarterly production may fluctuate due to the effects of pad drilling (typical pad size will vary between 5 and 10 wells per pad)
(2) Cash Production Expense guidance only relates to production expenses reported on the cash flow statement and does not include the effect from the deferred gain related to the Western Catarina Midstream Divestiture.
(3) Excludes stock based compensation.

4 Roadmap To Financial Strength

SN LISTED NYSE

SN Leverage


5.0x
4.0x
3.0x
2.0x
1.0x
2017E
2018E
2019E
STRIP*
$65/$3.50

SN + Comanche Leverage


5.0x
4.0x
3.0x
2.0x
1.0x
2017E
2018E
2019E
STRIP*
$65/$3.50

Long-Term Outlook

- **EBITDA Projected to Double by 2018**
- **Generate Free Cash Flow in 2018**
- **Debt Leverage Below 3.0x in 2018**

** Price Deck: 12/30/2016 NYMEX Strip; Assumes NGL Pricing @ 30% of WTI*

4

Financial Strategy = Roadmap to Financial Strength

SN LISTED NYSE

- **Maintain Adequate Liquidity**
  - Monetize non-core assets to build liquidity
  - No near term debt maturities
- **Achieve Upside Through Balanced Commodity Mix**
- **Continue Active Hedge Program to De-risk Cash Flows**
- **Focus on Remaining a Low Cost Leader**
  - Improves margins
  - Drives value creation for shareholders
- **Decrease Leverage Through Cash Flow Growth**

Summary

Execution Focused in 2017

| Manufacturing Efficiency Driven by Scale | Capacity to Integrate Acquisition | Successful Track Record of Acquisition Integration |

Key Components to 2017 Operating Strategy

 **Integrate Acquired Assets**

 **Leverage Increased Scale of Operations to Further Improve Cost Structure**

 **Work Off Drilled and Uncompleted Well (DUC) Backlog in 2017**

 **Expand Multi-Bench Development to Acquired Acreage**



Appendix

Detailed Hedge Position

SN LISTED NYSE

Crude Oil Hedges

Quarter	Type of Contract	Daily Volume Bbls/d	Floor Price	Ceiling Price
	Swaps	5,000	$51.70	
	Collars	2,000	$45.00	$62.00
1Q17	**Total Volume**	**7,000**		
	Swaps	5,000	$51.70	
	Collars	2,000	$45.00	$62.00
2Q17	**Total Volume**	**7,000**		
	Swaps	5,000	$51.70	
	Collars	2,000	$45.00	$62.00
3Q17	**Total Volume**	**7,000**		
	Swaps	5,000	$51.70	
	Collars	2,000	$45.00	$62.00
4Q17	**Total Volume**	**7,000**		

Natural Gas Hedges

Quarter	Type of Contract	Daily Volume MMBtus/d	Swap Price
	Swaps	120	$3.07
1Q17	**Total Volume**	**120**	
	Swaps	104	$3.05
2Q17	**Total Volume**	**104**	
	Swaps	120	$3.08
3Q17	**Total Volume**	**120**	
	Swaps	103	$3.05
4Q17	**Total Volume**	**103**	
	Swaps	94	$3.03
1Q18	**Total Volume**	**94**	
	Swaps	84	$3.02
2Q18	**Total Volume**	**84**	
	Swaps	75	$3.02
3Q18	**Total Volume**	**75**	
	Swaps	71	$3.01
4Q18	**Total Volume**	**71**	
	Swaps	20	$3.02
1Q19	**Total Volume**	**20**	
	Swaps	20	$3.02
2Q19	**Total Volume**	**20**	
	Swaps	20	$3.02
3Q19	**Total Volume**	**20**	
	Swaps	20	$3.02
4Q19	**Total Volume**	**20**	

Non–GAAP Reconciliation and Measures

Disclosure of Net Present Value ("NPV")

The Company presents the net present value (denoted "NPV" or "NPV10" in the presentation) of our reserves attributable to our Engineered and Contingent Locations as of December 30, 2016, which is equal to the present value, discounted at 10% per annum, of the estimated fair value of future cash flows of our these net of capital and operating costs, before deducting future income taxes. The Company has used a specified price deck and reserve classifications as described in this presentation. These assumptions do not coincide with SEC pricing or reserve classification guidelines. The Company does not believe NPV to be a "Non-GAAP financial measure," as defined in SEC rules, since GAAP does not provide for disclosure of the Standardized Measure as of an interim date or when using non-SEC guided assumptions and the Company believes there is no directly comparable GAAP measure; therefore it is not practicable to provide a reconciliation to any GAAP measure. The Company uses NPV as an arbitrary reserve asset value measure to compare against past reserve bases and the reserve bases of other business entities. NPV should not be considered as an estimate of fair market value or as an alternative to PV-10 or Standardized Measure. The Company's calculations of NPV are based on numerous assumptions that may change as a result of future activities or circumstances.

Explanation of Non-GAAP Measures

EBITDA is defined by the Company as net income (loss) PLUS: (1) interest expense, including net losses (gains) on interest rate derivative contracts; (2) net losses (gains) on commodity derivatives; (3) net settlements received (paid) on commodity derivatives; (4) depletion, depreciation, amortization, and accretion; (5) stock-based compensation expense; (6) acquisition costs included general and administrative; (7) income tax expense (benefit); (8) loss (gain) on sale of oil and natural gas properties; (9) impairment of oil and natural gas properties; and (10) other non-recurring items that we deem appropriate; LESS: (1) premiums on commodity derivative contracts; (2) interest income; and (3) other non-recurring items that we deem appropriate.

Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks and others, to assess our operating performance as compared to that of other companies in our industry, without regard to financing methods, capital structure, or historical cost basis. It is also used to assess our ability to incur and service debt and fund capital expenditures.

Our Adjusted EBITDA should not be considered an alternative to net income (loss), operating income (loss), cash flow provided by or used in operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner.

This presentation contains disclosure of free cash flow, which is a "non-GAAP financial measure," as defined in SEC rules. Free cash flow is presented herein because of the wide acceptance of such measure by the investment community as financial indicators of a company's ability to internally fund exploration and development activities. We also view the non-GAAP measure of free cash flow as a useful tool for comparisons of our financial indicators with those of peer companies that follow the full cost method of accounting. Free cash flow should not be considered as an alternative to net income or other cash flow presentations, as defined by GAAP. We have not included in this presentation forward-looking cash flows from operating activities because such information is not accessible on a forward-looking basis without an unreasonable effort. We are unable to provide a reconciliation of the forward-looking non-GAAP financial measure, free cash flow, to the most directly comparable GAAP financial measure, cash flows from operating activities, because the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measure to the most directly comparable GAAP financial measure is not available to us without unreasonable efforts. The probable significance of providing this forward-looking non-GAAP financial measure without the directly comparable GAAP financial measure is that such GAAP financial measure may be materially different from the corresponding non-GAAP financial measure.

This presentation contains disclosure of cash production expense, which is a "non-GAAP financial measure," as defined in SEC rules. Cash production expense equals production expense minus non-cash production expenses. Cash production expense is presented herein in an attempt to assist the public in understanding the difference between production expense as will be reported in SEC filed financials. We also view the non-GAAP measure of cash production expense as a useful tool for comparisons of our financial indicators with those of peer companies. Cash production expense should not be considered as an alternative to production expense presentations, as defined by GAAP.

This presentation contains disclosure of cash G&A per Boe, which is a "non -GAAP financial measure," as defined in SEC rules. Cash G&A expense equals G&A excluding certain non-recurring acquisition and divestiture expenses and stock based compensation. Cash G&A is reported herein because this measure is commonly used by management, analysts and investors as an indicator of cost management and operating efficiency on a comparable basis from period to period. In addition, management believes cash G&A per Boe is used by analysts and others in valuation, comparison and investment recommendations of companies in the oil and gas industry to allow for analysis of G&A spend without regard to stock-based compensation programs which can vary substantially from company to company. Cash G&A per Boe should not be considered as an alternative to, or more meaningful than, total G&A per Boe as determined in accordance with U.S. GAAP and may not be comparable to other similar titled measures of other companies. We have not included in this presentation forward-looking G&A per Boe because such information is not accessible on a forward-looking basis without an unreasonable effort. We are unable to provide a reconciliation of the forward-looking non-GAAP financial measure, cash G&A per Boe, to the most directly comparable GAAP financial measure, G&A per Boe, because the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measure to the most directly comparable GAAP financial measure is not available to us without unreasonable efforts. The probable significance of providing this forward-looking non-GAAP financial measure without the directly comparable GAAP financial measure is that such GAAP financial measure may be materially different from the corresponding non-GAAP financial measure.